September 18, 2024

Michael Cotoia
Chief Executive Officer
Toro CombineCo, Inc.
275 Grove Street
Newton, Massachusetts 02466

       Re: Toro CombineCo, Inc.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed September 4, 2024
           File No. 333-280529
Dear Michael Cotoia:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 24, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-4
Projected Financial Data, page 120

1. We note your revised disclosure in response to prior comment 3. Given that the projections for years 2025 and beyond are not in line with historic operating trends, please expand your disclosure to address why the change in trends is appropriate or the assumptions are reasonable. Add disclosure describing the risk that the expectations of unusually high and sustained future growth may be unrealistic, given the assumptions as to future events, and may have resulted in inflated valuation conclusions.
Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 3. Estimated purchase price, page 220

2. We note your response to prior comment 6. Please tell us whether TechTarget's pre-
       existing option and RSU agreements provide for automatic acceleration of vesting upon a
 September 18, 2024
Page 2

       change-in-control. If so, provide us with the specific terms of such arrangements that support the acceleration of 100% of unvested options, 100% of unvested RSUs for certain members of executive management and 50% of remaining unvested RSUs. To the extent vesting for certain awards was accelerated in anticipation of the business combination outside the terms of TechTarget's existing Stock Option and Incentive Plan, explain further how you determined such awards are part of the consideration transferred and provide the specific guidance in ASC 805 considered in your analysis. Business
Supplemental Historical and Unaudited Non-GAAP Pro Forma Information, page 290

3.     We note your response to prior comment 9. Please tell us how you considered the
       guidance in Question 100.01 of the non-GAAP C&DIs as it relates to Informa's non-
       GAAP adjustment for Group allocation costs. In this regard, explain how you determined that adjustments for expenses such as finance, legal, human resources, and investor relations are not normal cash operating expenses for Informa or revise to remove such adjustment. In addition, as Group allocation costs are not impacted by the transaction accounting adjustments included in your pro forma financial statements pursuant to Rule
       11-01(a)(6)(i) of Regulation S-X, it remains unclear why you believe this adjustment is not akin to a management adjustment pursuant to Rule 11-01(a)(7) of Regulation S-X. To the extent you choose to present this as a separate pro forma footnote for management adjustments, please ensure that you also present management adjustment information in the notes to your pro forma financial statements and revise to remove this adjustment from your current pro forma non-GAAP disclosures. Lastly, you state that you have
       removed the reference to    non-GAAP    in the table appearing on page
290 of the
       Amended Registration Statement, but it appears the reference is still there on pages 290 and 294. Please revise.
       Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Mitchell Austin at 202-551-3574 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Andrew Alin